Media Release
Planegg/Munich, Germany, November 15, 2023
MorphoSys AG Reports First Nine Months and Third Quarter 2023 Financial Results
–Phase 3 MANIFEST-2 topline results expected by the end of November, with detailed findings in oral presentation at ASH 2023
–Monjuvi® U.S. net product sales of US$ 23.4 million (€ 21.5 million) for the third quarter of 2023
–U.S. FDA granted Fast Track designation for tulmimetostat in ARID1A-mutated endometrial cancer
–€ 642.2 million in cash and other financial assets as of September 30, 2023

Conference call and webcast (in English) tomorrow, November 16, 2023, at 2:00 pm CET (1:00 pm GMT/8:00 am ET)

MorphoSys AG (FSE: MOR; NASDAQ: MOR) reports results for the third quarter and the first nine months of 2023.

“With pelabresib, MorphoSys has the potential to meaningfully improve upon current first-line treatments for patients with myelofibrosis. We look forward to showcasing the topline results of our pivotal MANIFEST-2 study by the end of November and, shortly thereafter, in our detailed oral presentation at ASH 2023,” said Jean-Paul Kress, M.D., Chief Executive Officer of MorphoSys. “Sales of Monjuvi remain on track for its approved indication, allowing us to narrow our full-year 2023 guidance target. Our mid- to late-stage pipeline offers promising value-creating opportunities, with two additional pivotal studies expected to read out over the next two years.”
Monjuvi/Minjuvi® Highlights:
Monjuvi (tafasitamab-cxix) U.S. net product sales of US$ 23.4 million (€ 21.5 million) for the third quarter 2023 (Q3 2022: US$ 22.2 million (€ 21.9 million)) and US$ 67.8 million (€ 62.6 million) for first nine months 2023 (9M 2022: US$ 64.1 million (€ 60.2 million)).
Minjuvi royalty revenue of € 1.2 million for sales outside of the U.S. in the third quarter 2023 and € 4.1 million for the first nine months of 2023.
Conference Highlights:
Topline results from the Phase 3 MANIFEST-2 trial of pelabresib, an investigational BET inhibitor, in combination with the JAK inhibitor ruxolitinib in JAK inhibitor-naïve adult patients with myelofibrosis are expected by the end of November.

Following the release of the topline MANIFEST-2 study results, detailed findings from the study will be presented during an oral session on Sunday, December 10, 2023, at the 65th American Society of Hematology (ASH) Annual Meeting in San Diego, USA. During ASH 2023, MorphoSys will host an in-person investor event with the company’s management team and medical experts to review the detailed study findings. The event, taking place on Monday, December 11, at the Hilton Bayfront Hotel, will start with a networking breakfast at 6:30 a.m. PST and continue with a formal presentation at 7:00 a.m. PST (10:00 a.m. EST / 4:00 p.m. CET). A webcast will also be available for those not attending the Annual Meeting in person, accessible on the Investors section of MorphoSys' website (www.morphosys.com).
Beyond the MANIFEST-2 study, seven additional abstracts on pelabresib and tafasitamab were accepted for presentation and publication at ASH 2023.
Tulmimetostat Highlight:
In September 2023, the U.S. Food and Drug Administration (FDA) granted Fast Track designation for tulmimetostat, an investigational next-generation dual inhibitor of EZH2 and EZH1, for the treatment of patients with advanced, recurrent or metastatic endometrial cancer harboring AT-rich interacting domain containing protein 1A (ARID1A) mutations and who have progressed on at least one prior line of treatment.
Events After the End of the Third Quarter of 2023:
MorphoSys updated its financial guidance for 2023 financial year on October 25, 2023.
Financial Results for the Third Quarter of 2023 (IFRS):
Total revenues for the third quarter 2023 were € 63.8 million compared to € 95.8 million for the same period in 2022. The decrease resulted from lower revenues from licenses compared to prior year.

in € million*	Q3 2023	Q2 2023	Q3 2022	Q-Q Δ	Y-Y Δ

Total revenues	63.8	53.2	95.8	20%	(33) %
Monjuvi product sales	21.5	21.7	21.9	(1) %	(2) %
Royalties	34.0	26.8	29.7	27%	14%
Licenses, milestones and other	8.3	4.6	44.1	80%	(81) %
* Differences due to rounding.
Cost of Sales: In the third quarter of 2023, cost of sales was € 15.1 million compared to € 8.1 million for the comparable period in 2022.
Research and Development (R&D) Expenses: In the third quarter 2023, R&D expenses were € 63.2 million (Q3 2022: € 77.8 million). The decrease mainly resulted from lower expenses for external services.

Selling, General and Administrative (SG&A) Expenses: Selling expenses in the third quarter 2023 were € 19.9 million (Q3 2022: € 23.5 million). The selling expenses decreased due to streamlining and focusing of selling efforts. General and administrative (G&A) expenses amounted to € 15.0 million (Q3 2022: € 15.6 million).
Impairment of Goodwill: In the third quarter 2023, an impairment of goodwill in the amount of € 1.6 million was recorded, which initially resulted from an acquisition in financial year 2010 (Q3 2022: € 0.0 million).
Operating Loss: Operating loss amounted to € 51.0 million in the third quarter 2023 (Q3 2022: operating loss of € 29.3 million).
Consolidated Net Loss: For the third quarter 2023, consolidated net loss was € 119.6 million (Q3 2022: consolidated net loss of € 122.9 million).
Financial Results for the first nine months 2023 (IFRS):
Revenues for the first nine months of 2023 were € 179.3 million (9M 2022: € 196.7 million). The decrease resulted from lower revenues from licenses compared to prior year. Revenues include € 62.6 million from the recognition of Monjuvi product sales in the U.S. Royalties in the first nine months 2023 included € 4.1 million from the sale of Minjuvi outside of the U.S. by our partner Incyte and € 78.3 million from Tremfya® sales which is fully passed on to Royalty Pharma.

in € million*	9M 2023	9M 2022	Y-Y Δ

Total revenues	179.3	196.7	(9) %
Monjuvi product sales	62.6	60.2	4%
Royalties	82.4	70.8	16%
Licenses, milestones and other	34.2	65.6	(48) %
* Differences due to rounding.

Cost of Sales: For the first nine months of 2023, cost of sales were € 43.8 million compared to € 33.2 million in 2022. The increase was primarily driven by higher sales of Monjuvi in the U.S. and Minjuvi outside of the U.S.
R&D Expenses: In the first nine months of 2023, R&D expenses were € 203.3 million compared to € 203.8 million in 2022.
SG&A Expenses: Selling expenses decreased in the first nine months of 2023 to € 58.8 million compared to € 69.4 million in 2022. The selling expenses decreased due to streamlining and focusing of selling efforts. G&A expenses amounted to € 42.9 million compared to € 42.6 million in the first nine months of 2022.

Impairment of Goodwill: In the first nine months of 2023, an impairment of goodwill in the amount of € 1.6 million was recorded, which initially resulted from an acquisition in financial year 2010 (9M 2022: € 0.0 million).
Operating Loss: Operating loss amounted to € 171.1 million in the first nine months of 2023 compared to an operating loss of € 152.3 million in 2022.
Consolidated Net Loss: For the first nine months of 2023, consolidated net loss was € 238.0 million compared to a net loss of € 480.5 million in 2022.
Cash and Other Financial Assets: As of September 30, 2023, the Company had cash and other financial assets of € 642.2 million compared to € 907.2 million on December 31, 2022.
Number of shares: The number of shares issued totaled 34,231,943 on September 30, 2023, no change compared to December 31, 2022.

Updated Full Year 2023 Financial Guidance:
The updated financial guidance was issued on October 25, 2023.

	Updated 2023 Financial Guidance	Previous 2023 Financial Guidance*	2023 Guidance Insights
Monjuvi U.S. net product sales	US$ 85m to 95m	US$ 80m to 95m	100% of Monjuvi U.S. net product sales are recorded on MorphoSys’ income statement and related profit/loss is split 50/50 between MorphoSys and Incyte.
Gross margin for Monjuvi U.S. net product sales	Approx. 75%	75% to 80%	100% of Monjuvi U.S. product cost of sales are recorded on MorphoSys’ income statement and related profit/loss is split 50/50 between MorphoSys and Incyte.
R&D expenses	€ 290m to 315m	€ 290m to 315m	2023 anticipated to be incrementally higher than 2022 due to the expansion of the pelabresib development program.
SG&A expenses	€ 140m to 155m	€ 140m to 155m	45% to 50% of mid-point of SG&A expenses represent Monjuvi U.S. selling costs of which 100% are recorded in MorphoSys’ income statement. Incyte reimburses MorphoSys for half of these selling expenses.
*The Previous Financial Guidance 2023 was initially provided on January 5, 2023.
Additional information related to 2023 Financial Guidance:
•Tremfya® royalties will continue to be recorded as revenue without any cost of sales in MorphoSys’ income statement. These royalties, however, will not contribute any cash to MorphoSys, as 100% of the royalties will be passed on to Royalty Pharma.
•MorphoSys anticipates receiving royalties for Minjuvi sales outside of the U.S.
•MorphoSys does not anticipate any significant cash-accretive revenues from the achievement of milestones in 2023.
•MorphoSys anticipates sales of commercial and clinical supply of tafasitamab outside of the U.S. to its partner Incyte. Revenue from this supply is recorded in the “Licenses, milestones and other” category in MorphoSys’ income statement. These sales result in a zero gross profit/margin. MorphoSys does not provide guidance for these sales.
Operational Outlook:
The following events and development activities are upcoming and planned for 2024 and beyond:
•Topline results for the pivotal Phase 3 study (MANIFEST-2) of pelabresib in myelofibrosis (MF) are expected by the end of November;
•Primary analysis data from the Phase 3 study (inMIND) of tafasitamab in patients with indolent lymphoma (r/r FL/MZL) in 2024;
•Primary analysis data from the pivotal Phase 3 study (frontMIND) of tafasitamab in previously untreated DLBCL in the second half of 2025.

MorphoSys Group Key Figures (IFRS, end of the third quarter: September 30, 2023)

in € million	Q3 2023	Q3 2022	Δ	9M 2023	9M 2022	Δ
Revenues	63.8	95.8	(33) %	179.3	196.7	(9) %
Product Sales	21.5	21.9	(2) %	62.6	60.2	4%
Royalties	34.0	29.7	14%	82.4	70.8	16%
Licenses, Milestones and Other	8.3	44.1	(81) %	34.2	65.6	(48) %
Cost of Sales	(15.1)	(8.1)	86%	(43.8)	(33.2)	32%
Gross Profit	48.7	87.7	(44) %	135.5	163.5	(17) %
Total Operating Expenses	(99.7)	(117.0)	(15) %	(306.6)	(315.8)	(3) %
Research and Development	(63.2)	(77.8)	(19) %	(203.3)	(203.8)	0%
Selling	(19.9)	(23.5)	(15) %	(58.8)	(69.4)	(15) %
General and Administrative	(15.0)	(15.6)	(4) %	(42.9)	(42.6)	1%
Impairment of Goodwill	(1.6)	—	n/a	(1.6)	—	n/a
Operating Profit / (Loss)	(51.0)	(29.3)	74%	(171.1)	(152.3)	12%
Other Income	2.1	10.6	(80) %	4.9	19.8	(75) %
Other Expenses	(0.8)	(7.5)	(89) %	(3.1)	(23.0)	(87) %
Finance Income	(22.5)	70.3	>(100)%	39.1	87.1	(55) %
Finance Expenses	(44.6)	(167.5)	(73) %	(101.2)	(415.4)	(76) %
Income from Reversals of Impairment Losses / (Impairment Losses) on Financial Assets	0.0	0.6	(100) %	0.6	(0.4)	>(100)%
Share of Loss of Associates accounted for using the Equity Method	(2.3)	(0.3)	>100%	(6.6)	(0.3)	>100%
Income Tax Benefit / (Expenses)	(0.5)	0.1	>(100)%	(0.5)	4.1	>(100)%
Consolidated Net Profit / (Loss)	(119.6)	(122.9)	(3) %	(238.0)	(480.5)	(50) %
Earnings per Share, Basic and Diluted (in €)	(3.50)	(3.60)	(3) %	(6.97)	(14.07)	(50) %
Cash and other financial assets (end of period)	642.2	907.2 *	(29) %	642.2	907.2 *	(29) %

* Value as of December 31, 2022

MorphoSys will hold its conference call and webcast tomorrow, November 16, 2023, at 2:00pm CET (1:00pm GMT/8:00am ET) to present the results for the third quarter and the first nine months 2023.
Participants for the conference call and webcast may pre-register and will receive dedicated dial-in details to easily and quickly access the call:
https://services.choruscall.it/DiamondPassRegistration/register?confirmationNumber=2512285&linkSecurityString=36bda1015
Please dial in 10 minutes before the beginning of the conference.
The live webcast (audio and presentation) can be directly accessed via https://www.webcast-eqs.com/morphosys-2023-q3 or via the Investors section under "Events & Conferences" on MorphoSys' website, https://www.morphosys.com and after the call, a slide-synchronized audio replay of the conference call will be available at the same location.
The statement for the third quarter and the first nine months 2023 (IFRS) are available for download at:
https://www.morphosys.com/en/investors/financial-information
About MorphoSys
At MorphoSys, we are driven by our mission: More life for people with cancer. As a global commercial-stage biopharmaceutical company, we develop and deliver innovative medicines, aspiring to redefine how cancer is treated. MorphoSys is headquartered in Planegg, Germany, and has its U.S. operations anchored in Boston, Massachusetts. To learn more, visit us at www.morphosys.com and follow us on Twitter at X and LinkedIn.
About Pelabresib
Pelabresib (CPI-0610) is an investigational selective small molecule designed to promote anti-tumor activity by inhibiting the function of bromodomain and extra-terminal domain (BET) proteins to decrease the expression of abnormally expressed genes in cancer. Pelabresib is being investigated as a treatment for myelofibrosis and has not yet been approved by any regulatory authorities. Its safety and efficacy have also not been established in a pivotal trial.
The development of pelabresib was funded in part by The Leukemia and Lymphoma Society®.
About Monjuvi (tafasitamab-cxix)
Tafasitamab is a humanized Fc-modified CD19 targeting immunotherapy. In 2010, MorphoSys licensed exclusive worldwide rights to develop and commercialize tafasitamab from Xencor, Inc. Tafasitamab incorporates an XmAb® engineered Fc domain, which mediates B-cell lysis through apoptosis and immune effector mechanism including Antibody-Dependent Cell-Mediated Cytotoxicity (ADCC) and Antibody-Dependent Cellular Phagocytosis (ADCP).
In the United States, Monjuvi® (tafasitamab-cxix) is approved by the U.S. Food and Drug Administration in combination with lenalidomide for the treatment of adult patients with relapsed or refractory DLBCL not otherwise specified, including DLBCL arising from low grade lymphoma, and who are not eligible for autologous stem cell transplant (ASCT). This indication is approved under accelerated approval based on overall response rate. Continued approval for this indication may be contingent upon verification and description of clinical benefit in a confirmatory trial(s). Please see the U.S. full Prescribing Information for Monjuvi for important safety information.
In Europe, Minjuvi® (tafasitamab) received conditional marketing authorization in combination with lenalidomide, followed by Minjuvi monotherapy, for the treatment of adult patients with relapsed or refractory diffuse large B-cell lymphoma (DLBCL) who are not eligible for autologous stem cell transplant (ASCT).

Tafasitamab is being clinically investigated as a therapeutic option in B-cell malignancies in several ongoing combination trials.
Monjuvi® and Minjuvi® are registered trademarks of MorphoSys AG. Tafasitamab is co-marketed by Incyte and MorphoSys under the brand name Monjuvi® in the U.S., and marketed by Incyte under the brand name Minjuvi® in Europe and Canada.
XmAb® is a registered trademark of Xencor, Inc.
About Tulmimetostat
Tulmimetostat (CPI-0209) is an investigational compound designed to exert anti-tumor activity by inhibiting the function of enhancer of zeste homolog 1 and 2 (EZH2 and EZH1) proteins to reactivate silenced genes like tumor suppressor genes. Tulmimetostat is being tested as a once-daily oral treatment in a Phase 1/2 trial (NCT04104776) in patients with advanced solid tumors or lymphomas, including ARID1A-mutated ovarian clear cell carcinoma and endometrial carcinoma, diffuse large B-cell lymphoma, peripheral T-cell lymphoma, BAP1-mutated mesothelioma and castration-resistant prostate cancer. The primary objectives of the trial include determining the maximum tolerated dose and/or recommended Phase 2 dose and evaluating antitumor activity of tulmimetostat monotherapy. The safety and efficacy of tulmimetostat have not been established in a pivotal trial.
Forward Looking Statements
This communication contains certain forward-looking statements concerning the MorphoSys group of companies. The forward-looking statements contained herein represent the judgment of MorphoSys as of the date of this release and involve known and unknown risks and uncertainties, which might cause the actual results, financial condition and liquidity, performance or achievements of MorphoSys, or industry results, to be materially different from any historic or future results, financial conditions and liquidity, performance or achievements expressed or implied by such forward-looking statements. In addition, even if MorphoSys' results, performance, financial condition and liquidity, and the development of the industry in which it operates are consistent with such forward-looking statements, they may not be predictive of results or developments in future periods. Among the factors that may result in differences are that MorphoSys' expectations may be incorrect, the inherent uncertainties associated with competitive developments, clinical trial and product development activities and regulatory approval requirements, MorphoSys' reliance on collaborations with third parties, estimating the commercial potential of its development programs and other risks indicated in the risk factors included in MorphoSys' Annual Report on Form 20-F and other filings with the U.S. Securities and Exchange Commission. Given these uncertainties, the reader is advised not to place any undue reliance on such forward-looking statements. These forward-looking statements speak only as of the date of publication of this document. MorphoSys expressly disclaims any obligation to update any such forward-looking statements in this document to reflect any change in its expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based or that may affect the likelihood that actual results will differ from those set forth in the forward-looking statements, unless specifically required by law or regulation.
For more information, please contact:

Media Contacts: Thomas Biegi Vice President Tel: +49 (0)89 / 899 27 26079 thomas.biegi@morphosys.com	Investor Contacts: Dr. Julia Neugebauer Head of Investor Relations Tel: +49 (0)89 / 899 27 179 julia.neugebauer@morphosys.com
Eamonn Nolan Director, Communications Tel: +1 617-548-9271 eamonn.nolan@morphosys.com